SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 19)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Erik L. Johnson

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

(469) 522-4200

(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Arcadian Energy, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC and OO

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

556,491

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              556,491

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

556,491

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3.48%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, LLC

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC and OO

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2,470,000*

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              2,470,000*

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

4,069,828**

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

25.44%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*        7,921,508 shares were previously reported under Realty Advisors, LLC, but 5,451,508 of such shares are held in accounts of Realty Advisors, Inc. [the sole Member of Realty Advisors, LLC] and should have been (and are now) reported there, leaving 2,470,000 Shares owned and held by Realty Advisors, LLC.

**       RA Stock Holdings, Inc., which owns 1,569,828 shares (9.81%), is wholly owned by Realty Advisors, LLC; 140,000 Shares of which were acquired from Transcontinental Realty Investors, Inc. on October 5, 2020.

3

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.)

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

1,569,828

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              1,569,828

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

1,569,828

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

9.81%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Realty Advisors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

10,043,501*

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              10,043,501*

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

14,639,824**

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

91.51%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       At least 5,451,508 of such shares were previously reported as held by Realty Advisors, LLC, the sole Member of which is Realty Advisors, Inc., which shares are actually held in accounts of Realty Advisors, Inc.

**       Includes (i) 1,569,828 shares (9.81%) owned by RA Stock Holdings, Inc., which is wholly owned by Realty Advisors, LLC, (ii) 2,470,000 shares (15.44%) owned by Realty Advisors, LLC, the sole member of which is Realty Advisors, Inc., (iii)  556,491 shares (3.48%) owned by Arcadian Energy, Inc., which is wholly owned by Realty Advisors, Inc., and (iv) 10,043,501 shares (62.78%) owned by Realty Advisors, Inc.

5

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Transcontinental Realty Investors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

-0-

10)       Shared Dispositive Power . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

The Gene E. Phillips Children’s Trust

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

OO

4) Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .. . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Texas

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

27,602

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              27,602

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

27,602

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0.172%

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .

OO

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

7

CUSIP No. 029174-10-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.)

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

14,639,824*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

90.64%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       Includes (i) 1,569,828 Shares (9.81%) owned by RA Stock Holdings, Inc., which is wholly owned by Realty Advisors, LLC, (ii) 2,470,000 Shares (15.44%) owned directly by Realty Advisors, LLC, the sole member of which is Realty Advisors, Inc., (iii) 556,495 Shares (3.48%) owned by Arcadian Energy, Inc., which is a wholly owned subsidiary of Realty Advisors, Inc., and (iv) 10,043,501 Shares owned directly by Realty Advisors, Inc., which is wholly owned by May Realty Holdings, Inc.

8

Item 1. Security and Issuer

This Amendment No. 19 to Statement on Schedule 13D (this “Amendment No. 19”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 16 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 19 to Schedule 13D is being filed to reflect the sale of 140,000 Shares (0.94%) by Transcontinental Realty Investors, Inc. [which then ceased to be a “Reporting Person”] to RA Stock Holdings, Inc. on October 5, 2020.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment No. 19 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), May Realty Holdings, Inc. (formerly, Realty Advisors Management, Inc.), a Nevada corporation (“MRHI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), the sole stockholder of which is MRHI, Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI and RA Stock Holdings, Inc. (formerly, Prime Stock Holdings, Inc.), a Nevada corporation (“Holdings”), which is wholly owned by RALLC and Arcadian Energy, Inc., a Nevada corporation (“AEI”), which has been, since December 21, 2017, a wholly owned subsidiary of RAI. Each of the Reporting Persons has its principal executive offices located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234. All of GEP Trust, TCI, MRHI, RAI, RALLC, Holdings and AEI are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Holdings is owned by RALLC, the sole member of which is RAI, the sole stockholder of which is MRHI, which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children. RALLC owns all of the voting securities of Holdings. RAI owns all of the voting securities of AEI. The executive officers of TCI are also executive officers of MRHI, RAI and RALLC. Bradford A. Phillips serves as a Vice President of MRHI and is one of the beneficiaries of the GEP Trust. The executive officers of ARL are also executive officers of TCI.

Item 5. Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)                According to the latest information available from the Issuer, as of August 14, 2020, the total number of issued and outstanding Shares was 15,997,076. After giving effect to the matters described in item 5(c), the Reporting Persons own and hold directly and beneficially the following Shares as of October 5, 2020:

Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	556,495	3.48%
GEP Trust	27,602	0.172%
TCI	-0-	0.00%
RALLC	2,470,000	15.44%
RAI	10,043,501	62.78%
MRHI	-0-	0.00%
Holdings	1,599,828	9.81%
	14,667,426	91.69%

9

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Holdings may be deemed to beneficially own the number of Shares owned by Holdings described above; each of the directors of MRHI may be deemed to beneficially own the number of Shares owned by RAI, RALLC, Holdings and AEI described above; each of the managers of RALLC may be deemed to beneficially own the number of Shares beneficially owned by RALLC and Holdings; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RALLC, Holdings and AEI described above; the director of AEI may be deemed to beneficially own the number of Shares of AEI described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; the Trustees of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of June 15, 2020, are set forth in the following table:

Name of Director and/or Manager	Entity	No. of Shares Beneficially Owned	Percent of Class
Donald W. Phillips	GEP Trust	27,602	0.172%
Mickey Ned Phillips	AEI, RALLC, MRHI, Holdings, and RAI	14,639,824	91.51%
Henry A. Butler	TCI	-0-	0%
William J. Hogan	TCI	-0-	0%
Robert A. Jakuszewski	TCI	-0-	0%
Ted R. Munselle	TCI	-0-	0%
Robert C. Murray, Sr.	AEI	556,495	3.48%
Raymond D. Roberts	TCI	-0-	0%
Gina Kay	RALLC	2,470,000	15.44%
Christine Van Derwarker	AEI	556,495	3.48%

Total Units beneficially owned by Reporting

Persons and individuals listed above (9 persons):                                         14,667,426                    91.69%

(b)                The manager of RALLC shares voting and dispositive power over the 2,470,000 Shares held by RALLC. The director of Holdings shares voting and dispositive power over the 1,459,828 Shares held by Holdings. The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust. The director of RAI share voting and dispositive power over the 10,043,501 Shares held by RAI. Each of the directors of AEI shares voting and dispositive power over the 556,495 Shares held by AEI.

(c)                During the 60 calendar days ended October 5, 2020, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except that on October 5, 2020, Holdings acquired from TCI 140,000 Shares at a price of $10 per Share (a total of $1,400,000) cash which was above the closing price on the NYSE on October 5, 2020. During June 2020, a complete review was made of all brokerage accounts held by the Reporting Persons to reconcile all Shares held. Also, the original Arcadian Energy, Inc. merged with and into RAI Acquisitions, Inc., a wholly owned subsidiary of RAI, on December 21, 2017, which then changed its name to Arcadian Energy, Inc. The original Arcadian Energy, Inc. held 542,303 (3.30%) Shares for more than two years and 14,188 (0.09%) Shares since April 1, 2020.

10

(d)                No person other than the Reporting Persons or their respective Board of Directors, Managers or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by AEI, RAI, RALLC, Holdings, TCI and/or the GEP Trust.

(e)                Upon the sale by TCI of 140,000 Shares to Holdings, on October 5, 2020, TCI ceased to be a Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares owned directly by Arcadian, 104,015 Shares are subject to an accommodation pledge for an obligation of another entity in connection with a loan from ABC Land & Development, Inc. (“ABCLD”), and 48,600 Shares are subject to an accommodation pledge for a loan to another entity from Shillington.

Of the Shares owned directly by RAI, 1,142,109 Shares are subject to a pledge for a loan to RAI from ABCLD, and 305,900 Shares are subject to a pledge for a loan from Bob Shaw to RAI and 100,000 Shares are subject to a pledge for a loan from Shillington.

Of the Shares owned directly by RAI, 5,589,168 Shares and the 1,459,828 Shares owned by Holdings, all are held in bank and brokerage accounts along with other securities owned by each entity, and, as such, those Shares may be deemed to be “collateral for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 18 to Statement on Schedule 13D is true, complete, and correct.

Dated: October 7, 2020

REALTY ADVISORS, INC.		REALTY ADVISORS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Gina H. Kay
Gina H. Kay, Vice President, Secretary and Treasurer		Gina H. Kay, Vice President, Secretary and Treasurer

GENE E. PHILLIPS CHILDREN’S TRUST		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Donald W. Phillips	By:	/s/ Erik L. Johnson
Donald W. Phillips, Trustee		Erik L. Johnson, Executive Vice President and Chief Financial Officer

RA STOCK HOLDINGS, INC.		MAY REALTY HOLDINGS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Gina H. Kay
Gina H. Kay, Vice President and Treasurer		Gina H. Kay, Vice President and Treasurer

ARCADIAN ENERGY, INC.

By:	/s/ Robert C. Murray
Robert C. Murray, Sr., President